Exhibit 4.11
COMPANY LETTERHEAD
[      ] February 2007
Dear [           ]
Role as Non-executive Director
Further to the letters dated 13 May 2005 and 31 March 2006 describing your role as a Non-executive Director of Royal Dutch Shell plc, I am writing to amend certain clauses set out therein, including your term of appointment as a Director of the Company and the currency of the fees in which you are paid. This letter replaces in their entirety the aforementioned letters dated 13 May 2005 and 31 March 2006.
1.	Term of Appointment
(A)	Your term as a Non-executive Director will be until the close of business at the Annual General Meeting in 2009.

(B)	Your appointment is subject to:
(i)	The requirements of the Combined Code in respect of performance evaluation;

(ii)	Your re-election at any Annual General Meeting at which, pursuant to the Articles, you are required to retire;

(iii)	The provisions of the Articles and any amendment duly made thereof; and

(iv)	Not less than three months’ notice of termination in writing.
2.	Powers and Duties
(A)	You will exercise such powers and perform such duties as are appropriate to your role as a non-executive director of the Company and in accordance with the relevant provisions of the Companies Act 2006, as and when any such provisions become effective, and continue to serve as a member of at least one of the Committees established by the Board. The Company Secretary is available to provide you with full details of the Company’s Corporate Governance arrangements and details of the procedures if you should think it necessary to take independent professional advice at the Company’s expense.

(B)	You will continue to comply with the Shell General Business Principles and the Shell Code of Conduct and all other reasonable directions from, and all regulations of, the Company including, without limitation, regulations with respect to confidentiality, dealings in shares and notifications required to be made by a director to the Company or any regulatory body under the Companies Acts, the Articles or any other regulations of the Company. You will also continue to observe the terms and conditions of The City Code on Take-Overs and Mergers and Financial Service Authority and Stock Exchange regulations.

(C)	You will advise the Chairman immediately if you become aware of any conflict between your own interests and those of the Company.

(D)	It is expected that the time commitment necessary to fulfil your duties as a Non-executive Director will be approximately 30 days a year on average. This includes attendance at the Annual General Meeting, approximately eight meetings of the Board per year (including the annual off site Board meeting and travel to that off site Board meeting), meetings of any Committees of the Board on which you may be invited to serve as a member and appropriate preparation time ahead of all meetings. Further time commitment may be required if you are invited to serve as chairman to a Committee of the Board. These meetings may be held in The Hague or elsewhere. Additional site visits, educational briefings and contact with executive directors and staff may involve further time commitment of up to 5 days per year. Travelling time (except for the annual off site Board meeting) is not included. On occasion, more time may be needed to deal with particular issues. By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role.
3.	Remuneration

With effect from 1 January 2007, you will be paid director’s fees quarterly in arrears at the rate of €105,000 per annum or such higher amount as the Company may from time to time determine and notify to you in writing. In addition you will be entitled to an additional fee of €5,557 per meeting if you undertake intercontinental travel to attend that meeting. This additional fee is not payable for the annual off site Board meeting.

With effect from 1 January 2007, the following additional fee(s) are payable per annum to any director who is appointed as:

Senior Independent Director/deputy chairman	€45,000
Audit Committee chairman	€37,500
Remuneration Committee chairman	€30,000
Social Responsibility Committee chairman	€30,000
Nomination and Succession Committee chairman	€22,500

Audit Committee membership	€22,500
Remuneration Committee membership	€17,250
Social Responsibility Committee membership	€17,250
Nomination and Succession Committee membership	€12,000

Pursuant to Dutch law provision Article 9 of the 1965 Wage Tax Implementation Decree, if and in so far as you may receive a tax free reimbursement of extraterritorial costs, your fee shall be reduced by 30% and, in and so far as such provision is applied, you shall receive a reimbursement for extraterritorial costs equal to 30% of the fee.

4.	Expenses

Subject to the Articles, the Company will reimburse you for all reasonable travelling, hotel and incidental expenses which you may incur in performing your duties.

5.	Confidential Information
(A)	You will not, either during the term of your appointment as a director or thereafter:
(i)	use to the detriment or prejudice of the Group or divulge or communicate to any person any trade secret or any other confidential information concerning the business or affairs of the Group (except to employees or directors of the Group whose province it is to know the same) which may have come to your knowledge during the term of your appointment; or

(ii)	use for your own purpose or for any purposes other than those of the Group any information or knowledge of a confidential nature which you may from time to time acquire in relation to any member of the Group. This restriction shall cease to apply to any information or knowledge which may come into the public domain (except through your default).
(B)	During the term of your appointment as a director, you will not be or become a director or employee or agent of any enterprise, or have or acquire any material financial interest in any enterprise, which competes or is likely to compete or has a significant business relationship with any member of the Group without the prior consent of the Chairman in writing (such consent not to be unreasonably withheld or delayed).
6.	Return of Papers

You will promptly whenever requested by the Company and in any event upon your ceasing to be a director of the Company either (i) deliver up to the Company all correspondence and all other documents, papers and records which may have been prepared by you or have come into your possession as a director of the Company or (ii) certify to the Company in writing that such correspondence, documents, papers and records have been destroyed. You will not retain copies in paper or electronic form. Title and copyright therein shall vest in the Company.

7.	Termination of Appointment

Your appointment will terminate on the earliest of:-
(i)	the date of expiry of the period specified in clause 1(A);

(ii)	the date of expiry of the period specified in Clause 1(B);

(iii)	your ceasing to be a director for any reason pursuant to the Articles or any applicable law.
Your signature on the duplicate copy of this letter constitutes your irrevocable resignation as a director of the Company with effect from either:-
(a)	the date of expiry of the period specified in clause 1(A); or

(b)	the date of the expiry of the period specified in clause 1(B).
If the Company agrees with you in writing that you will serve as a director until a later date than the date referred to in (a), your resignation will be effective from that later date or any extension to it agreed in writing.

8.	Directors’ and Officers’ Insurance

The Company has taken out insurance cover for directors’ and officers’ liabilities and agreed to indemnify you in accordance with the terms and conditions described in a Deed on Indemnity dated 18 May 2005. Full details of such cover are available from the Company Secretary.

9.	Arbitration

9.1	All disputes between the Company and you shall be resolved exclusively according to the arbitration and exclusive jurisdiction provisions set out in articles 152, 153 and 154 of the Articles and articles 152, 153 and 154 shall accordingly be incorporated, mutatis mutandis, into the terms of this letter of appointment.

9.2	In respect of any disputes between a shareholder and you (whether in your capacity as director of the Company or a subsidiary undertaking of the Company), the Company shall, upon your request, take all reasonable steps to enforce the shareholder’s submission to arbitration or to the exclusive jurisdiction of the courts of England and Wales as provided in article 154 (C).

9.3	A copy of articles 152, 153 and 154 of the Articles in the form in which they exist as at the date of this letter of appointment is attached as Annex 1.

9.4	References to “dispute” in this clause shall have the same meaning as set out in article 154 of the Articles.

9.5	All cross-references to the Articles in this clause will be updated and amended without further action of either party in the event the Articles themselves are renumbered.

10.	Definitions

Any reference in this letter to:-

the “Articles”	means the Articles of Association from time to time of the Company;
the “Board”	means the board of Directors from time to time of the Company;
the “Company”	means Royal Dutch Shell plc;
the “Companies Acts”	means every statute from time to time in force concerning companies insofar as it applies to the Company; and
the “Group”	means the Company and any other company directly or indirectly controlled by the Company.
Please sign and return the duplicate copy of this letter by way of acceptance of its terms.
Yours sincerely,
Jorma Ollila
Chairman

I accept the terms of appointment as set out above.

(Signature)

(Date)

ANNEX 1
The following is an extract from the Articles, as at the date of this letter of appointment:
“152.	Arbitration

Unless article 153 applies:
(A)	All disputes:
(i)	between a shareholder in that shareholder’s capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii)	to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii)	between a shareholder in that shareholder’s capacity as such and the company’s professional service providers; and/or

(iv)	between the company and the company’s professional service providers arising in connection with any claim within the scope of article 152(A)(iii), shall be exclusively and finally resolved under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) (the “ICC Rules”), as amended from time to time.
(B)	The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules.

(C)	The chairman of the tribunal must have at least 20 years experience as a solicitor or barrister qualified to practise in England and Wales and each other arbitrator must have at least 20 years experience as a qualified lawyer.

(D)	The seat and also the geographical location of the arbitration shall be The Hague, The Netherlands.

(E)	The language of the arbitration shall be English.

(F)	These articles constitute a contract between the company and its shareholders and between the company’s shareholders inter se. This article 152 (as supplemented from time to time by any agreement to a similar effect between the company and its directors or professional service providers) also contains or evidences an express submission to arbitration by each shareholder, the company, its directors and professional service providers and such submissions shall be treated as a written arbitration agreement under the Netherlands Arbitration Act, the Arbitration Act 1996 of England and Wales and Article II of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958).

(G)	Each person to whom this article 152 applies hereby waives, to the fullest extent permitted by law: (i) any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or (ii) any right it may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.
153.	Exclusive Jurisdiction
(A)	This article 153 shall apply to a dispute (which would otherwise be subject to article 152) in any jurisdiction if a court in that jurisdiction determines that article 152 is invalid or unenforceable in relation to that dispute in that jurisdiction.

(B)	For the purposes of article 153(A), court shall mean any court of competent jurisdiction or other competent authority including for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention.

(C)	Any proceeding, suit or action:
(i)	between a shareholder in that shareholder’s capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii)	to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii)	between a shareholder in that shareholder’s capacity as such and the company’s professional service providers; and/or

(iv)	between the company and the company’s professional service providers arising in connection with any claim within the scope of article 153(C)(iii), may only be brought in the courts of England and Wales.

(D)	Damages alone may not be an adequate remedy for any breach of this article 153, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

154	General Dispute Resolution Provisions
(A)	For the purposes of articles 152 and 153, a “dispute” shall mean any dispute, controversy or claim, other than any dispute, controversy or claim relating to any failure or alleged failure by the company to pay all or part of a dividend which has been declared and which has fallen due for payment.

(B)	The governing law of these articles, including the submissions to arbitration and written arbitration agreement contained in or evidenced by article 152, shall be the substantive law of England.

(C)	The company shall be entitled to enforce articles 152 and 153 for its own benefit, and that of its directors, subsidiary undertakings and professional service providers.

(D)	References in articles 152 and 153 to:
(i)	“company” shall be read so as to include each and any of the company’s subsidiary undertakings from time to time; and

(ii)	“director” shall be read so as to include each and any director of the company from time to time in its capacity as such or as employee of the company and shall include any former director of the company; and

(iii)	“professional service providers” shall be read so as to include the company’s auditors, legal counsel, bankers, ADR depositaries and any other similar professional service providers in their capacity as such from time to time but only if and to the extent such person has agreed with the company in writing to be bound by article 152 and/or 153 (or has otherwise agreed to submit disputes to arbitration and/or exclusive jurisdiction in a materially similar way).”